May 29, 2013

VIA EDGAR & FACSIMILE
Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    National Health Investors, Inc
Form 10-K
Filed February 15, 2013
File No. 001-10822

Dear Mr. Woody:

On behalf of National Health Investors, Inc. (“NHI” or the “Company”), this letter is written in response to your letter dated May 17, 2013 regarding the Company's filing referenced above. Our responses are keyed to the comments in your letter.

SEC Comments

Form 10-K for the year ended December 31, 2012
Financial Statements
Notes to Consolidated Financial Statements, page 54
Note 2. Real Estate, page 58
Acquisitions and New Leases of Real Estate, page 59

1. We note your response to prior comment five. When you purchase a facility from a third-party owner where the operations are leased by you to the current tenant, please tell us how you considered the tenant relationships and the benefit to you for costs not incurred due to the absence of a lease-up period when you determined there were no intangible assets.

Company Response
As described in our Form 10-K and in previous response to comment five in our letter to the Commission dated May 6, 2013, our rental operations consist of leasing healthcare real estate to tenant/operators under long term, triple net leases (primarily skilled nursing facilities and assisted living facilities). Our cash flows contractually move between the tenant/operator and NHI. Cash flows do not move between facility residents and NHI. As described in our previous response letter, before we acquire a particular property, we require cancellation of the existing lease and renegotiation of a new lease as a condition of the acquisition. In our experience, there are reasons, for cause, which have led us to replace a tenant/operator - each time with no period of vacancy. Due to the immediate availability of high-quality tenant/operators in our industry, we would expect, consistent with our experience, to immediately replace a tenant/operator should the need arise.

In an acquisition we ascribe little, if any, value to the existing tenant relationship as there would be minimal cost (less than $100,000) to immediately replace such a tenant/operator. Due to state licensure requirements and applicable laws or regulations, we believe the likelihood is remote that one of our skilled nursing or assisted living facilities would be left for an interim period without a qualified tenant/operator to provide essential services to the residents. Such an abandonment would likely be unlawful, in default of our lease agreement, and contrary to the vacating tenant/operator's self-interest. In such a transition, the prospect of lost rentals, rent concessions or other costs in a lease-up period is not significant to us in our view.

2. We note your response to prior comment six. For the properties acquired in a sale/leaseback transaction, please tell us how you determined that you did not acquire the healthcare-related operations (i.e. a business) and subsequently lease the business to an operator. Your response should address the nature of what was purchased (i.e medical records, medical equipment, licenses). Also, for the senior living campus and assisted living/memory care facilities, please tell us if you acquired leases with the residents of these properties.

Company Response
As described in our previous response comment six, for properties acquired by us in a sale/leaseback transaction from owner/operators, such transactions are accounted for as asset acquisitions. To qualify as a REIT, we must operate our business under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. REITs must pass certain asset and income tests to ensure that the REIT is used principally as a vehicle for passive investment. For example, at least 95% of a REIT's gross income for a given taxable year must be derived from dividends, interest, rents from real property, gains from sales of real estate assets (as defined), income and gains from foreclosure property, and other items. Should we acquire the operations (outside of a Taxable REIT Subsidiary ("TRS") structure), the nature and characteristics of the income generated therefrom could result in NHI not meeting the various tests to continue to qualify as a REIT.

Our purchase agreements are drafted by qualified legal and tax counsel to ensure that the assets we purchase consist only of furniture and equipment, buildings and land (including property-related intangibles, if any). It is clear to all parties involved that the ownership of the operations of our properties remains with the licensed tenant/operator. When appropriate, we commission third-party appraisals which utilize those purchase agreements to ascertain the scope of the real estate transaction. These appraisals do not include an assessment of value of healthcare operations involving the resident and tenant/operator as the healthcare operations are not being acquired by us. As the purchaser of real estate, and to a lesser extent furniture and equipment, we do not take ownership in medical records or licenses to operate the facilities that we acquire; however, the inventory of the assets acquired in our skilled nursing and assisted living facilities may include durable medical equipment, such as hospital beds and rehabilitation equipment, which is long-lived and is depreciated over its remaining useful life.

We do not acquire the leases of the residents of our properties, as that tenant relationship is between the resident and our tenant/operator. We have no input into the operation of our tenants. Given the business of providing care to residents of skilled nursing facilities and assisted living facilities, there is not a typical "lease." Rather, there is an agreement between our tenant/operator to provide services to residents based on individual needs and circumstances. Such services may be delivered over a number of days, weeks, months or perhaps longer. In the case of assisted living facilities, this arrangement usually involves a month-to-month lease.

As described in our Form 10-K for the year ended December 31, 2012, our only association with the operation of assisted living/memory care facilities is through an equity-method investment in an operating company. This equity-method investment is held by our TRS and is compliant with the REIT Investment Diversification and Empowerment Act of 2007 ("RIDEA"). The operations in which the TRS is invested are licensed and managed by an eligible independent contractor.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

National Health Investors, Inc. is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 890-9100 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Roger R. Hopkins

Roger R. Hopkins, CPA
Chief Accounting Officer
(Principal Financial Officer and
Principal Accounting Officer)